

Mailstop 3233

June 20, 2016

Mr. Saul V. Reibstein
Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

>   **Re: Penn National Gaming, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed March 15, 2016**
>   **File No. 000-24206**

Dear Mr. Reibstein:

We have reviewed your filing and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 56

1. We note your disclosure that "Adjusted EBITDA is used by management as the primary measure of the Company's operating performance." and Adjusted EBITDA is "considered by many to be a better indicator of the Company's operating results than net income (loss) per GAAP." Please explain to us how your disclosure complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires that your non-GAAP presentation provide equal or greater prominence to the mostly directly comparable financial measure calculated in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities